Darin Smith
Lead Director and
Associate General Counsel
(tele no.) (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

December 14, 2015

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-207258

Separate Account No. 49 of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-207256; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the written comments you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response. As noted herein, the Company’s response to Comment 26 was previously sent under separate cover.

General

1.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

2.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: There are no third party guarantees or support agreements associated with the Contracts.

PROSPECTUS

Cover Page

3.	Please consider revising the second sentence of the first paragraph to clarify the phrase “series consists of” (e.g., consider stating instead that the contract is offered in various classes, called Series B, C, and ADV).

Response: The disclosure has been revised as requested. See the cover page.

4.	When describing the downside protection under the Contract, please disclose that all Contract guarantees are subject to the Company’s financial strength and claims-paying ability.

Response: The disclosure has been revised as requested. See the cover page.

5.	Please remove all references to commodities indices when describing the performance of the Segments on the cover page and throughout the prospectus.

Response: The disclosure has been revised as requested. See the cover page.

6.	The name “Annual Lock Segment” suggests a one-year Segment Duration. Please rename the Annual Lock Segment so that it is clear that the Segment Duration is five years. Alternatively, please disclose prominently throughout the prospectus that an owner may not transfer from an Annual Lock Segment for five years from the Segment Start Date, and that any withdrawals or surrenders during this five-year period will be subject to the Segment Interim Value calculation.

Response: The disclosure has been revised as requested. See pages 7, 31, 44, and 46.

7.	The filing is an initial registration statement. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses and supplements.

Response: The disclosure has been revised as requested. See the cover page.

Definition of Key Terms (pp. 6-7)

8.	Annual Lock Anniversary Amount. Please revise the definition to refer to the “Annual Lock Yearly Return Amount” rather than the “Annual Lock Return Amount.”

Response: The term “Annual Lock Anniversary Amount” has been replaced with “Annual Lock Anniversary Starting Amount” and “Annual Lock Anniversary Ending Amount”. The disclosure has been revised as requested where appropriate with respect to the new terms. See page 7.

9.	Annual Lock Yearly Return Amount. Please revise the definition to refer to the “Annual Lock Yearly Rate of Return” rather than the “Annual Lock Yearly Period Rate of Return,” and the “Annual Lock Anniversary Amount” rather than the “Annual Lock Anniversary Value.” (Please also revise the reference to “Annual Lock Anniversary Value” on page 1 of Appendix III.)

Response: The disclosure has been revised as requested. See pages 7 and III-1.

10.	Segment Return Amount. Please clarify that the Segment Return Amount is only applicable for Standard Segments and Choice Segments.

Response: While the Company acknowledges that the “Segment Return Amount” for Annual Lock Segments is less prominent in the calculation of the Segment Maturity Value for Annual Lock Segments, it is a calculable value. The Segment Return Amount is also calculated the same way for all Segment Types. Accordingly, the Company prefers not to limit this term’s applicability to certain Segment Types.

11.	Segment Rate of Return. In accordance with Rule 421 of Regulation C under the Securities Act of 1933, please remove the lengthy description of the Segment Rate of Return for the Standard, Annual Lock, and Choice Segments. This disclosure is described elsewhere in the prospectus. See also Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The disclosure has been revised as requested. See pages 8-9.

Structured Capital Strategies at a Glance - Key Features (pp. 8-10)

12.

Structured Investment Option. Please provide a side-by-side comparison of the Choice Segments, Standard Segments, and Annual Lock Segments that sets forth the material differences among the three, including differences in Segment

Durations, Segment Buffers, Performance Cap Rates, and fees. Please provide corresponding disclosure in the discussion on the Structured Investment Option in the “Contract Features and Benefits” section of the prospectus.

Response: The disclosure has been revised as requested. See page 11.

Fee Table (pp. 11-13)

13.	Footnote 4. Please clarify what is meant by “these charges.”

Response: The disclosure has been revised as requested. See page 15.

Risk Factors (pp. 14-17)

14.	Risk of Substantial Loss.

a.	When describing the operation of the -10% Segment Buffer for the Annual Lock Segments, please clarify that the cumulative result of Index declines could result in the owner losing more than 90% of principal.

Response: The disclosure has been revised as requested. See page 17.

b.	Please clarify that the Annual Lock Yearly Rate of Return and the Segment Rate of Return could be lower than it would otherwise be if an owner invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index.

Response: The disclosure has been revised as requested. See page 17.

15.	SPDR Gold Shares.

a.	When discussing an investment in a Segment that provides performance tied to the performance of the SPDR® Gold Shares, please disclose that the SPDR Gold Trust regularly sells gold to pay for its ongoing expenses. Please further disclose the result of this practice, i.e., assuming a constant gold price, the trading price of the Shares is expected to gradually decline relative to the price of gold as the amount of gold represented by the Shares gradually declines.

Response: The disclosure has been revised as requested. See pages 20 and 34.

b.	Please disclose that the investment and trading activities of hedge funds and commodity funds also may affect the price of gold, as disclosed in the SPDR Gold Trust prospectus.

Response: The disclosure has been revised as requested. See page 34.

Contract Features and Benefits – Segment Types (pp. 26-27)

16.	Segment Buffer Comparison. The prospectus states that the -10% Segment Buffer associated with Annual Lock Segments may provide “more or less protection” than the -10% Segment Buffer associated with multi-year Standard Segments and Choice Segments. Please clarify this statement in accordance with plain English principles.

Response: That disclosure has been deleted. See page 31.

17.	Annual Lock Segment Types.

a.	The chart for the current Annual Lock Segment Types, and the Annual Lock Segment example that follows, refer to the “S&P 500 Annual Lock Price Return Index.” If this is the same index as the S&P 500 Price Return Index, then please revise the index reference to avoid confusion. Otherwise, please describe this separate index, where appropriate, throughout the prospectus.

Response: The disclosure has been revised to clarify the underlying Index is the S&P 500 Price Return Index. See page 31.

b.	If the only available Segment Type for the Annual Lock Segment is one with the S&P 500 Annual Lock Price Return Index, a five-year Segment Duration, and a -10% Segment Buffer, then please revise the example in accordance with plain English principles (i.e., remove the lengthy references to the “S&P 500 Annual Lock Price Return Index/5 year annual lock/-10% Segment Type”).

Response: The Company may add additional Annual Lock Segment Types in the future and would prefers to maintain consistency with respect to naming all Segments and use the same Segment naming convention used for Standard Segments and Choice Segments. The Segment Type has been renamed S&P 500 Price Return Index Annual Lock/5 year annual lock/-10%.

Contract Features and Benefits - Indices (pp. 27-29)

18.	Change in Indices. We note that, while an older version of the Contract (Structured Capital Strategies) offers the London Gold Market Fixing Ltd PM Fix Price/USD Index and the NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures Index, the Company will be offering the Energy Select Sector SPDR Fund and the SPDR Gold Shares under the Contract. Please explain supplementally why the Company has decided to offer these new indices, and whether the changes will have any economic implications for owners.

Response: The Company decided to offer these indices for a number of reasons, including diversification and trading. For example, the Energy Select Sector SPDR® Fund is more diversified than the NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures Index. In addition, the SPDR® Gold Shares follows the NYSE calendar and closing time unlike the London Gold Market Fixing Ltd PM Fix Price/USD Index thereby simplifying the Segment Business Day. The Company is unable to predict how the Energy Select Sector SPDR® Fund and SPDR® Gold Shares will perform relative to the London Gold Market Fixing Ltd PM Fix Price/USD Index and the NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures Index.

19.	Energy Select Sector SPDR Fund. Please revise the description of the fund’s objective to match the disclosure in the fund prospectus. Please confirm the correct name of the S&P Energy Select Sector Index, and disclose that this is the underlying index of the fund.

Response: The disclosure has been revised as requested. See page 33.

20.	SPDR Gold Shares. Please clarify that SPDR Gold Shares is not an exchange-traded fund, as suggested by the section heading, but rather represent units of fractional undivided beneficial interest in and ownership of the SPDR Gold Trust. Please revise the description of the Shares’ objective to match the disclosure in the SPDR Gold Trust prospectus.

Response: The SPDR® Gold Share is characterized as an exchange-traded fund in some of SPDR® documents and as an exchange-traded product in others. The Company has revised the disclosure as requested. See page 34.

Contract Features and Benefits – Performance Cap Rate (p. 29)

21.	No Performance Cap Rate. The prospectus disclosure states that, in some cases, the Company may decide not to declare a Performance Cap Rate for a Segment, in which case there is no maximum Segment Rate of Return for that Segment. Please clarify the effect of such a decision, i.e., the owner will receive the Index Performance Rate, subject to the Segment Buffer.

Response: The disclosure has been revised as requested. See page 34.

22.	Performance Cap Rate for Annual Lock Segments. Please clearly disclose that the Performance Cap Rate for an Annual Lock Segment will not change throughout the Segment Duration.

Response: The disclosure has been revised as requested. See page 34.

Contract Features and Benefits – Segment Participation Requirements and Performance Cap

Threshold Duration (pp. 29-31)

23.

Performance Cap Threshold. Because the Company will declare the Performance Cap Rate for a Segment on the Segment Start Date, owners will not know the Performance Cap Rate until account value has been transferred into the Segment. Further, owners may not transfer out of a Segment on or after the Segment Start Date. Accordingly, please revise the Performance Cap Threshold so that it is available for some period beginning on each Segment Start Date throughout the life of the Contract. Alternatively, please disclose that the Company will provide sufficient advance notice to owners of the Performance Cap Rate that will apply for each Segment in order for owners to make an informed decision as to whether or not to allocate account value to that Segment. If the latter, please update the disclosure regarding the Performance Cap Threshold throughout the prospectus to be clear that there are no Performance Cap Thresholds for any Segments established more than 90 days following contract issuance.

Response: The Company will revise the disclosure such that a Performance Cap Threshold can be available for some period beginning on each Segment Start Date throughout the life of the Contract. See pages 11, 17-18, and 35-36.

Contract Features and Benefits – Segment Maturity Value (pp. 31-34)

24.	Segment Maturity Value Determination.

a.	When describing how the Segment Maturity Value is determined, please include an explanation of how the Index Performance Rate is calculated. Similarly, when describing how the Segment Maturity Value is determined for the Annual Lock Segments, please include an explanation of how the Annual Lock Yearly Return Amount is determined. Please avoid reliance on the glossary as the primary means of explaining information in the prospectus. See Rule 421 of Regulation C under the Securities Act of 1933 Act.

Response: An explanation of how the Index Performance Rate is calculated was added to the disclosure. See pages 36, 37. An explanation of how the Annual Lock Yearly Return Amount is determined is included on page 37.

b.	When explaining in the narrative how the Segment Maturity Value is determined for the Annual Lock Segments, please disclose: (i) that the Annual Lock Anniversary Amount is adjusted for any withdrawals from the Segment; (ii) in a prominent manner that the Annual Lock Anniversary Amount is used solely to calculate the Segment Maturity Value for Annual Lock Segments, and is not credited to the contract, is not the Segment Interim Value, and cannot be received upon surrender or withdrawal; and (iii) that the Annual Lock Anniversary Amount on the fifth Annual Lock Anniversary will equal the Segment Maturity Value, which will be credited to the Contract.

Response: The disclosure has been revised as requested. See pages 37, 38, and 39.

25.	Annual Lock Segment Example.

a.	Please include in the table a column for the Annual Lock Yearly Return Amount.

Response: The disclosure has been revised as requested. See page 38; also see page 39.

b.	When describing how the Annual Lock Anniversary Amount is determined on the fifth Annual Lock Anniversary, please refer to the 12% return as the “Annual Lock Yearly Rate of Return” rather than the “Segment Rate of Return.”

Response: The disclosure has been revised as requested. See page 39.

c.	Please disclose in the example the Segment Rate of Return.

Response: The disclosure has been revised as requested. See page 39.

d.	Please add an example that illustrates a Segment Maturity Value that is less than the Segment Investment.

Response: The disclosure has been revised as requested. See page 39.

e.	Please confirm supplementally that the assumptions in the examples (e.g., the 12% Performance Cap Rate) are reasonable in light of anticipated market conditions.

Response: The assumption of a 12% Performance Cap Rate is reasonable in light of anticipated market conditions.

Contract Features and Benefits – Right to Cancel Within a Certain Number of Days (p. 36)

26.	Free Look. Upon cancellation of the Contract, the Company will refund the full amount of the contribution in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the “greater of” the contribution or account value in all circumstances, or explain supplementally how refunding the contribution satisfies the requirement under Section 27(i)(2)(A) of the 1940 Act that the Contract be a redeemable security, particularly when the amount of contributions is less than account value.

Response: See the Company’s response dated December 10, 2015.

Accessing Your Money (pp. 41-44)

27.	Withdrawals. Please explain more precisely how withdrawals from an Annual Lock Segment will reduce the Annual Lock Anniversary Amounts (e.g., on a pro rata basis). Please provide a brief numerical example illustrating how a withdrawal following the first Annual Lock Period would reduce the Segment Investment and Annual Lock Anniversary Amount. Please clarify whether the Annual Lock Anniversary Amounts, rather than the Segment Investment, determine the Segment Maturity Value for the Annual Lock Segments.

Response: When a withdrawal occurs from an Annual Lock Segment, the Segment Investment is reduced on a pro rata basis. The Annual Lock Anniversary Ending Amount is then recalculated based on the new Segment Investment subject to the Performance Rate Cap and Segment Buffer as is each subsequent Annual Lock Anniversary Starting and Ending Amount. A numerical example was added. The disclosure concerning using the Segment Investment to determine the Segment Maturity Value was duplicative and was deleted; clarification regarding Annual Lock Segments would also be duplicative and is no longer necessary with the aforementioned deletion. See page 49.

Charges and Expenses (pp. 45-47)

28.	Charge for Third-Party Transfer or Exchange. Please indicate how the charge will be deducted (e.g., from the amount transferred or exchanged).

Response: The disclosure has been revised as requested. See page 53.

29.	Withdrawal Charge. In the fifth paragraph, please clarify whether the withdrawal amount and withdrawal charge are deducted pro rata from the dollar cap averaging account.

Response: There is only one dollar cap averaging account. To the extent there is a withdrawal from the dollar cap averaging account, whatever amount required to be withdrawn will be withdrawn from dollar cap averaging account.

Appendix II: State Contract Availability and/or Variations of Certain Features and Benefits

30.	Please update Appendix III (e.g., remove the Pre-Packaged Segment Selection reference for Oregon contracts).

Response: The disclosure has been revised as requested. See page II-5.

Incorporation of Certain Documents by Reference (p. 70)

31.	Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K. See Item 12(a)(2) of Form S-3.

Response: The disclosure has been revised as requested. See page 77.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith
Darin Smith